06008837

UNITED STATES
.ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65838

RECD S.E.C.
APR 14 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Proprietary Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/27/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TJM PROPRIETARY TRADING, LLC

YEARS ENDED DECEMBER 31, 2005 AND 2004

TJM PROPRIETARY TRADING, LLC

YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

Oath or Affirmation

I, John T Burke, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of TJM Proprietary Trading, LLC, as of December 31, 2005 and 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

Principal
Title

Subscribed and sworn
to before me this
5th day of April, 2006
[signature]
Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
JULI A. PRITCHARD
COMMISSION EXPIRES 09/06/06

This report contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
TJM Proprietary Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TJM Proprietary Trading, LLC (the Company), as of December 31, 2005 and 2004, and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our report the financial statements referred to above present fairly, in all material respects, the financial condition of TJM Proprietary Trading, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

March 9, 2006
Chicago, Illinois

TJM PROPRIETARY TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,		2005		2004
ASSETS				
Current assets:				
Cash	$	**721,410**	$	54,410
Receivables from brokers or dealers		**16,794,298**		10,852,819
Receivables from non-customers				28,060
Securities and spot commodities owned, at market value		**175,389,093**		52,401,408
Securities and/or other investments not readily marketable, at estimated fair market value		**50,000**		50,000
Other assets		**946,538**		18,713
Total current assets		**193,901,339**		63,405,410
Total assets	$	**193,901,339**	$	63,405,410
LIABILITIES AND MEMBERS' CAPITAL				
Current liabilities:				
Payable to brokers or dealers	$	**21,054,899**	$	320,946
Payable to non-customers		**2,620**		46,679
Securities sold not yet purchased at market value		**143,395,338**		52,302,506
Accounts payable and accrued expenses		**1,422,072**		41,897
Total current liabilities		**165,874,929**		52,712,028
Members' capital		**28,026,410**		10,693,382
Total liabilities and members' capital	$	**193,901,339**	$	63,405,410

See notes to financial statements.

TJM PROPRIETARY TRADING, LLC

STATEMENT OF OPERATIONS

Years ended December 31,	2005	2004
Revenue:		
Securities commissions	$ 2,104,514	$ 394,013
Gain on firm securities trading accounts	11,552,507	2,202,905
Other revenue	1,550,557	264,816
Total revenue	15,207,578	2,861,734
Operating expenses:		
Interest expense	1,788,835	147,180
Regulatory fees and expenses		785
Other operating expenses	1,649,053	445,390
Total operating expenses	3,437,888	593,355
Net income	$ 11,769,690	$ 2,268,379

See notes to financial statements.

TJM PROPRIETARY TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Balance, December 31, 2003	$	4,818
Member contributions		9,212,195
Member distributions		(792,010)
Net income		2,268,379
Balance, December 31, 2004		**10,693,382**
Member contributions		**7,175,000**
Member distributions		**(1,611,662)**
Net income		**11,769,690**
Balance, December 31, 2005	**$**	**28,026,410**

See notes to financial statements.

TJM PROPRIETARY TRADING, LLC

STATEMENT OF CASH FLOWS

Years ended December 31,	2005	2004
Operating activities:		
Net income	$ 11,769,690	$ 2,268,379
Adjustments to reconcile above to cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	(5,941,479)	(10,852,819)
Receivables from non-customers	28,060	(28,060)
Securities and spot commodities owned, at market value	(122,987,685)	(52,401,408)
Securities and/or other investments not readily marketable, at estimated fair market value		(50,000)
Other assets	(927,825)	(18,713)
Increase (decrease) in operating liabilities:		
Payable to brokers or dealers	20,733,953	320,946
Payable to non-customers	(44,059)	46,679
Securities sold not yet purchased at market value	91,092,832	52,302,506
Accounts payable and accrued expenses	1,380,175	41,897
Cash used in operating activities	(4,896,338)	(8,370,593)
Financing activities:		
Members' contributions	7,175,000	9,212,195
Members' distributions	(1,611,662)	(792,010)
Cash provided by financing activities	5,563,338	8,420,185
Increase in cash	667,000	49,592
Cash:		
Beginning of year	54,410	4,818
End of year	$ 721,410	$ 54,410
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 1,788,835	$ 147,180

See notes to financial statements.

1. Nature of business and significant accounting policies

Operations:

The Company is an Illinois Limited Liability Company formed in January 2003 and commenced operations in 2004 for the purpose of conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Board Options Exchange (CBOE). The Company is scheduled to terminate operations on December 31, 2053.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade date basis. Equity securities transactions are recorded on the trade date and gains or losses are realized when securities are liquidated. Unrealized gains or losses on open trades (the difference between the purchase price and market price) at the date of the statement of financial condition are included in equity in broker trading accounts. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Market value of securities is based upon exchange settlement prices.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on his distributive share of the Partnership's income whether or not that income is actually distributed.

1. Nature of business and significant accounting policies (continued)

Valuation of investments in securities:

Investments in securities are carried at fair value based on quoted market prices or, if such are not available, the Company's management estimates the fair value. Whenever valuation of the Company's investments is required to be made, the Company's management makes a good faith determination of the fair value of the investment. When determining the estimated fair value, consideration is given to the investee company and its business operating results, financial and economic conditions, recent sales prices of similar securities and other information pertaining to the investee company and its business. Due to the inherent uncertainty of the estimated fair value of the investments, the estimated fair values may differ materially from the values that would have been used had a ready market for the investments existed.

2. Related party transactions

The Company has entered into an agreement with an affiliate through common ownership whereby the Company leases office space from the affiliate on a month-to-month basis. Lease payments under this agreement are annual payments of $24,000 for year end 2005 and $18,000 for year end 2004, due on or before the last day of the calendar year. Rent payments paid to the affiliate were $24,000 and $18,000, respectively, for the years ended December 31, 2005 and 2004.

Certain operating expenses of the Company are paid by an affiliate and reimbursed. The amount due from affiliates at December 31, 2005 was $380 and the amount due to affiliates at December 31, 2004 was $9,900.

3. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 the Company had net capital of $15,947,636 which was $15,847,636 in excess of its required net capital of $100,000. At December 31, 2005, the Company's net capital ratio was .089 to 1. At December 31, 2004, the Company had net capital of $6,306,493 which was $6,206,493 in excess of its required net capital of $100,000. At December 31, 2004, the Company's net capital ratio was .066 to 1.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

6. Deposits with brokers

The Company deposits cash with brokers subject to CFTC regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of cash with such brokers. The Company earns interest income on its cash deposited with the brokers.

TJM PROPRIETARY TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2005		
Total members' capital		$ 28,026,410
Total capital and allowable subordinated liabilities		28,026,410
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organization	$ 50,000	
		50,000
Haircuts on securities:		
Trading and investment securities	12,028,774	
		12,028,774
Net capital		15,947,636
Minimum net capital required		100,000
Excess net capital		$ 15,847,636
Aggregate indebtedness:		
Payable to non-customers		$ 2,620
Accounts payable and accrued expenses		1,422,072
Aggregate indebtedness		$ 1,424,692
Percentage of aggregate indebtedness to net capital		8.93%

There are no material differences between the computation of net capital under Rule 15c3-1 shown above and the computation of net capital as reported in the Company's Form X-17A-5.

TJM PROPRIETARY TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2005

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Accounting Control

Members
TJM Proprietary Trading, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of TJM Proprietary Trading, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding assets, that we consider to be material weaknesses as defined above.

In planning and performing our audit of the financial statements of TJM Proprietary Trading, LLC for the year ended December 31, 2005, we noted the following issue with respect to internal control:

> One individual has significant control over and responsibility for the accounting system. While we recognize that it may not be cost effective to employ more people, we emphasize that a strong system of supervision and review by management is needed to compensate for this weakness. Regular and active involvement in supervisory activities is an integral and critical component of the Company's system of internal control procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd

March 9, 2006
Chicago, Illinois